  Exhibit 99.1

High Tide Releases Audited 2023 Financial Results Featuring Record Fourth Quarter Revenue of $127.1 Million, Record Adjusted EBITDA of $8.4 Million and Record Free Cash Flow of $5.7 Million, Respectively

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

  The Company increased its positive free cash flow run rate from $4.1 million in the third fiscal quarter of 2023 to $5.7 million in the fourth fiscal quarter of 2023, representing a sequential increase of 40%
  Current annual revenue run rate is approaching $510 million, maintaining High Tide's position as Canada's top revenue-generating cannabis company1
  The Company celebrated its 15th consecutive quarter and its 5th straight quarter of record2 positive adjusted EBITDA3
  Same-store sales increased 13% year-over-year and 3% sequentially
  The Company maintains its position as the largest non-franchised cannabis retailer in Canada, with 163 current locations and 4.9 million total customers across Canada, the United States and Europe
  Cabana Club membership grew to over 1.28 million members as of today, representing an increase of 35% year-over-year and 16% since September 14, 2023
  The Company grew its Cabana ELITE paid membership program at its fastest pace since inception to over 28,000 members as of today, representing an increase of 367% year-over-year and 49% since September 14, 2023
  During the fourth fiscal quarter of 2023, Canna Cabana held over 19% of the cannabis retail market share in Alberta and 9% in Ontario. Across the five provinces in which the Company has a presence, Canna Cabana represented 10% of the market share in dollars while only representing approximately 4.6% of the total cannabis retail store count in those provinces4

CALGARY, AB, Jan. 29, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, filed its year-end audited 2023 financial results on January 29, 2024, the highlights of which are included in this news release. The full set of audited consolidated financial statements for the fiscal years ended October 31, 2023, and 2022 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

_______________________________
[1]Based on reporting by New Cannabis Ventures as of December 19, 2023. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[2]Excluding a one-time benefit in the third fiscal quarter of 2023 of $2.4 million related to Manitoba's removal of its Social Responsibility Fee ("SRF") retroactive to January 1, 2022
[3]Adjusted EBITDA is a non-IFRS financial measure
4As per data from Statistics Canada and Provincial regulators

2023 Fiscal Year and Fourth Fiscal Quarter – Financial Highlights

  Revenue increased by 37% to $487.7 million for the year ended October 31, 2023, and increased sequentially by 2% to $127.1 million in the fourth fiscal quarter of 2023
  Free cash flow increased from $4.1 million in the third fiscal quarter of 2023 to $5.7 million in the fourth fiscal quarter of 2023, representing an increase of 40% sequentially. Annualizing this quarter's performance results in a free cash flow yield of 11% on the Company's enterprise value as of the close of January 26, 20245
  Gross profit increased by 30% to $131.3 million for the year ended October 31, 2023. Gross profit for the fourth fiscal quarter of 2023 was $33.0 million, representing an increase of 12% year-over-year and 3% sequentially, excluding the one-time $2.4 million impact from the repeal of Manitoba's SRF in the third fiscal quarter of 2023
  Gross margin was 27% for the year ended October 31, 2023. Gross margin for the fourth fiscal quarter of 2023 was 26%, fairly consistent versus 27% in the fourth fiscal quarter of 2022 and equal to the third fiscal quarter of 2023, excluding the impact from Manitoba's SRF
  Adjusted EBITDA6 was a record $30.6 million for the year ended October 31, 2023, up 110% year-over-year, and was also a record at $8.4 million for the fourth fiscal quarter of 2023, up 7% sequentially,² and was up 67% versus the fourth fiscal quarter of 2022. Adjusted EBITDA margin for the year ended October 31, 2023 was 6.3%, versus 4.1% for the year ended October 31, 2022. Adjusted EBITDA margin in the fourth fiscal quarter of 2023 was 6.6%, which compares to 4.6% in the fourth fiscal quarter of 2022 and 6.3%² in the third fiscal quarter of 2023
  Salaries, wages and benefits represented 11.6% of revenue for fiscal 2023, compared to 12.3% in fiscal 2022. In the fourth fiscal quarter of 2023, salaries, wages and benefits represented 11.6% of revenue, compared to 12.1% in the fourth fiscal quarter of 2022, and 11.1% in the third fiscal quarter of 2023
  General and administrative expenses represented 5.5% of revenue for fiscal 2023, compared to 7.3% in fiscal 2022. In the fourth fiscal quarter of 2023, general and administration expenses represented 5.3% of revenue, compared to 7.4% in the fourth fiscal quarter of 2022 and was consistent with the prior quarter
  Revenue from the Cabanalytics Business Data and Insights platform, including ad revenue, was $26.3 million for fiscal 2023, compared to $21.7 million for fiscal 2022, representing an increase of 21% year-over-year. Cabanalytics revenue grew to $6.8 million in the fourth fiscal quarter of 2023, representing an increase of 3% sequentially
  The Company's locations generated same-store sales growth of 13% year-over-year and 3% sequentially. Over the last eight quarters, the Company's same-store sales are up a remarkable 110%
  During the fourth fiscal quarter of 2023, the Company completed its annual impairment testing. Driven primarily by a global post-pandemic slowdown in e-commerce sales, to which the Company's e-commerce assets have not been immune, the Company experienced non-cash impairment charges primarily relating to goodwill of $34.3 million. However, these assets represent less than 9% of the Company's consolidated revenues for the fourth fiscal quarter of 2023. Loss from operations was $34.2 million in the fourth fiscal quarter of 2023. Excluding the impact of these non-cash charges, the Company generated positive income from operations in the fourth fiscal quarter of 2023
  Cash on hand as of October 31, 2023, was a record $30.1 million, compared to $25.1 million as of October 31, 2022, and $25.7 million as of July 31, 2023
___________________________
[5]Free Cash Flow incorporates the $5.7 million generated in the fourth fiscal quarter of 2023, multiplied by four. Enterprise value is based on the market cap as of January 26, 2024, cash of $30.1 million as of October 31, 2023, and gross debt of $28.8 million as of the date of this press release.
[6]Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

"Once again, the High Tide team has demonstrated that it is amongst the best in the business by delivering a second consecutive quarter of record free cash flow, clocking in at $5.7 million for the fourth quarter, representing an increase of 40% from the third quarter. This places us amongst an elite group of publicly traded cannabis companies anywhere to consistently generate meaningful amounts of free cash flow while continuing to grow our business. Our operational prowess is starting to get noticed by the capital markets, as witnessed by the fact that High Tide closed 2023 as Canada's top-performing cannabis stock, even outperforming several ETFs and MSOs. We did this all while simultaneously reducing our debt to a very manageable debt to 2023 Adjusted EBITDA ratio of just 0.9, while adding 13 stores and breaking revenue records since inception and Adjusted EBITDA records for five straight quarters," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Looking ahead, we see ample opportunities to build on our success in the Canadian market, where our Cabana Club membership is showing no signs of slowing down and now stands at over 1.28 million Cabana Club members. ELITE, our paid membership tier, grew at its fastest pace since inception, up 9,200 members versus September 14, 2023, and has now surpassed 28,000 members. Ontario's recent decision to double its provincial retail cannabis store cap to 150 is a game changer for High Tide as we hope to meaningfully increase revenues over the next several years and now adjust our long-term growth target to 300 bricks-and-mortar stores in Canada, further solidifying our position as the country's largest non-franchised cannabis retailer.

"While we remain focused on our core Canadian business, like any forward-thinking company, we are always looking at what opportunities may exist to expand our Canna Cabana brand internationally. We are seeing momentum regarding cannabis rescheduling in the United States, which could potentially pave a path for major U.S. exchanges to allow listed companies to engage in plant-touching business. We are also keenly following developments in Europe, particularly Germany, where adult use pilot projects focused on specialty cannabis shops could be possible in 2025. These global opportunities, combined with an improved regulatory environment across many Canadian provinces, gives me confidence that 2024 will be yet another stellar year for High Tide as we work towards our ambition of building a top-tier global adult-use cannabis brand," added Mr. Grover.

Fiscal Fourth Quarter 2023 – Operational Highlights (August 1 - October 31)

  Organic retail store expansion continued with 3 new Canna Cabana locations in Alberta and Ontario
  The Company filed a $100 million final short form base shelf prospectus and subsequently established an at-the-market (ATM) equity offering program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time, at the Company's discretion subject to regulatory requirements. The Company notes that its previous ATM program expired with approximately 75% of the facility undrawn
  Launched the "Altogether Magazine" (Cabanalytics Consumer Insights or CCI) to over 1.1 million ELITE and Cabana Club members
  The Company ranked 38th out of 425 in the Globe and Mail's annual ranking of Canada's "Top Growing Companies," with 1,040% revenue growth over three years. This marks the third year in a row the Company has earned a spot on this prestigious list

Subsequent Events (November 1 - present)

  As of January 29, 2024, memberships in the Cabana Club loyalty program increased to over 1.28 million, up from 950,000 members as of January 30, 2023, and 1.1 million as of September 14, 2023, representing an increase of 35% year-over-year and 16% sequentially
  As of January 29, 2024, ELITE memberships have grown to over 28,000 members, up from 18,800 as of September 14, 2023, representing an increase of 49% sequentially
  The Company opened 7 new stores: 1 in British Columbia, 2 in Alberta, 1 in Saskatchewan, 1 in Manitoba and 2 in Ontario
  The Company entered Ontario's third-largest city, Mississauga, after spearheading efforts to convince city council to opt-into cannabis retail sales
  The Company successfully completed a restructuring of approximately $8.9 million of the Company's outstanding debt held by a key industry lender under a senior secured convertible debenture issued on July 23, 2020, as amended, maturing on January 1, 2025. With this move and a subsequent cash payment, the current balance remaining on this debenture is $1.0 million
  The Company reported that certain officers, directors, and consultants led by the Company's Founder and Chief Executive Officer, in the aggregate, acquired 125,917 common shares in the capital of High Tide on the open market between November 20 and November 21 at an average price of $1.88 per Common Share. These purchases come in addition to similar insider buying of shares, which occurred in March 2023
  The Company grew its World Vision sponsorship support to 326 children internationally after committing to sponsoring two additional children for every new store that opens in Canada

Selected financial information for the fourth quarter and year ended October 31, 2023:

(Expressed in thousands of Canadian Dollars)

	Three months ended October 31			Audited Year Ended October 31
	2023	2022	Change	2023	2022	Change
	$	$		$	$
Revenue	127,105	108,248	17%	487,669	356,852	37%
Gross Profit	32,984	29,518	12%	131,314	100,952	30%
Gross Profit Margin	26%	27%	(1%)	27%	28%	(1%)
Total Operating Expenses	(67,188)	(83,434)	19%	(172,739)	(173,262)	0%
Adjusted EBITDA	8,362	5,017	67%	30,636	14,620	110%
Loss from Operations[7]	(34,204)	(53,916)	37%	(41,425)	(72,310)	43%
Net loss	(31,805)	(52,503)	39%	(40,952)	(70,848)	42%
Loss per share (Basic and Diluted)	(0.39)	(0.85)	54%	(0.53)	(1.14)	54%

The following is a reconciliation of Adjusted EBITDA to Net Loss:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended October 31		Year Ended October 31
	2023	2022	2023	2022
Net (loss) income	(31,805)	(52,503)	(40,952)	(70,848)
Income taxes (recovery)	(4,571)	(1,782)	(7,644)	(2,915)
Accretion and interest	1,632	782	7,136	5,344
Depreciation and amortization	8,583	8,249	32,761	30,169
EBITDA [8]	(26,161)	(45,254)	(8,699)	(38,250)
Foreign exchange loss (gain)	(152)	(14)	(134)	310
Transaction and acquisition costs	691	2,444	2,591	5,036
Debt restructuring gain	-	-	-	-
(Gain) loss revaluation of put option liability	544	(3,166)	(1,932)	(10,497)
Loss (gain) on extinguishment of debenture	-	609	-	354
Impairment loss	34,265	48,592	34,265	48,681
Share-based compensation	(284)	2,091	5,034	8,080
Loss (gain) on revaluation of marketable securities	(13)	81	(40)	489
Gain on extinguishment of financial liability	(60)	(366)	-	418
Gain on revaluation of debenture	(505)	-	(505)	-
Other losses	37	-	55	-
Adjusted EBITDA [8]	8,362	5,017	30,635	14,621

7 Income from operations, excluding non-cash impairment charges, was $0.1 million for the three months ended October 31, 2023 which compared to a loss of $5.3 million for the three months ended October 31, 2022. Excluding these charges, the Company generated a loss from operations of $7.2 million for the year ended October 31, 2023, which compares to a loss from operations of $23.6 million for the year ended October 31, 2022.

8 Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and, therefore, highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Free Cash Flow*	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Net cash provided by (used in) operating activities	9,637	7,545	1,365	2,114
Sustaining Capex	(1,080)	(705)	(625)	(246)
Lease Liability Payments	(2,870)	(2,789)	(2,691)	(2,715)
Free Cash Flow	5,687	4,051	(1,951)	(847)

*The Company defines free cash flow as net cash provided by (used in) operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

Outlook:

High Tide, through its innovative discount club model, maintains its status and leadership position as the largest non-franchised retail cannabis chain in Canada. The Company has exceeded its initial projections, and its Cabana Club now has a membership base of over 1.28 million across Canada. The Company has also accelerated the momentum behind its paid ELITE membership program by offering attractive consumer-focused incentives, which, combined with its industry-low pricing and leading selection, have resulted in a paid membership base of over 28,000. As the Company continues to expand its ELITE-focused consumer offerings, sustained growth in ELITE membership is expected moving forward.

During the second half of fiscal 2023, the Company generated a record $9.7 million in free cash flow. This cash flow profile will allow the Company to reaccelerate the pace of organic store openings. This phenomenon has already begun, as demonstrated by the Company adding eight stores in the last five months of calendar 2023. Having ended fiscal 2023 with a record cash balance while making meaningful strides in reducing debt subsequent to the end of the fiscal year positions the Company well to continue its expansion initiatives across Canada.

Ontario's recent decision to double its retail cannabis store cap from 75 to 150 stores per entity is welcome news. It will have a positive impact as it brings the province closer to Alberta and Saskatchewan, two provinces that don't have a store cap and have greater success at illicit market capture. This change also creates a significant growth opportunity for High Tide. Currently, the Company has 54 stores in Ontario, which generated an average annual run rate that was 3.2 times the Company's provincial peers' during the month of October 2023. Accordingly, the opportunity to now add an additional 96 locations will help meaningfully boost the Company's revenues and growth trajectory. With this regulatory change now in place, the Company anticipates opening an additional 20-30 stores in this calendar year and has updated its long-term growth target in Canada to 300 stores. Although the quantum of free cash flow generation may vary meaningfully in any one quarter, particularly given the working capital requirements of new stores and the time required to ramp up operations to maturity, the Company expects sustained growth while remaining free cash flow positive.

Webcast and Conference Call

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) tomorrow, Tuesday, January 30, 2024.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/307349204

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants may access the audio of the High Tide earnings event through either the new webcast format or the conference call line below. However, any participant who wishes to ask a question must access the event via conference call, as the webcast does not support live questions.

Participant Details
Joining by Telephone:
Canada (Local):                      1 226 828 7575
Canada (Toll-Free):                1 833 950 0062
United States (Local):             1 404 975 4839
United States (Toll-Free):       1 833 470 1428
Global Dial-In Numbers: https://www.netroadshow.com/events/global-numbers?confId=59676
Participant Access Code:       499316

*Participants will need to enter the participant access code before being met by a live operator*

ATM Program Quarterly Update

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its fourth fiscal quarter ended October 31, 2023, the Company issued an aggregate of 212,324 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of $0.5 million.

Pursuant to an equity distribution agreement dated August 31, 2023, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a cash commission of less than $0.01 million on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the fourth quarter ended October 31, 2023.

The Company intends to use the net proceeds of the ATM Program if any, and at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 163 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making meaningful increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to continue to generate consistent free cash flow from operations and from financing activities; free cash flow allowing the Company reaccelerate the pace of organic store openings; the Company achieving sustained growth while remaining free cash flow positive; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company expanding its Canna Cabana brand internationally; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; legislative changes occurring in Germany with respect to adult use cannabis and its intended effects; the Company continuing to build on its success in the Canadian market; the Company meaningfully increasing revenues over the several years due to Ontario doubling its provisional retails cannabis store cap; cannabis rescheduling in the United States; major U.S. exchanges allowing listed companies to engage in plant-touching business; adult use pilot projects on specialty cannabis shops occurring in 2025; global opportunities, combined with an improved regulatory environment across many Canadian provinces allowing the Company to have another stellar year; and the Company building a top-tier global adult-use cannabis brand.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2024/29/c6801.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 16:01e 29-JAN-24